Eugene Trowbridge, CCIM

Partner

Jillian Sidoti, CCIM

 Partner

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

July 17, 2019

Via EDGAR

Re:    Mythic Collection, LLC (the “Company”)

Amendment No. 2 to Offering Statement on Form 1-A

Filed June 20, 2019

File No. 024-10983

To whom it may concern:

Please see the following responses to your comment letter dated July 10, 2019.

SEC Comment:

Amendment No. 2 to Offering Statement on Form 1-A

Use of Proceeds, page 21

1. We note your response to comment 3 and the statement at the bottom of page 21 that “any costs above may be held in reserves until such time that [you] ha[ve] enough series with assets to justify the costs of such expenses.” Please revise to clarify the meaning of this sentence. In doing so, please clarify whether you are referring to the costs seen in your Use of Proceeds table, such as reimbursement of acquisition costs to your manager, or whether you are referring to other costs, such as insurance and storage. Also, revise to clarify if you mean you will not incur these costs or if you mean you will incur the costs but not pay them. Similarly, please revise your Use of Proceeds table or the narrative below it to clarify the meaning of the line item titled “Acquisition Expenses in Reserves.”

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

Company Response:

We have amended the Use of Proceeds and the footnotes as follows:

	Minimum	75%	100%
Uses
Asset Cost	$45,250	$56,500	$79,000
Transfer Agent Fee (assuming the Manager acquires 2% of Interests)	$-	$-	$-

Offering Expenses (estimated)	$6,683	$6,683	$6,683

Ongoing Expenses in Reserves -- Storage Expenses	$967	$967	$967
Insurance Expenses	$300	$300	$300
Reserves for Miscellaneous Expenses	500	500	500
Sourcing Fee (assuming the Manager acquires 2% of Interests)	$2,550	$2,550	$2,550

Management Fee	$-	$-	$-
Disposition Fee	$-	$-	$-
Total Fees and Expenses	$11,000	$11,000	$11,000

Total Proceeds	$56,250	$67,500	$90,000

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

Our Manager acquired the Series Alpha Black Lotus from the Asset Seller for a total cost of $51,000, which was paid in cash by the Manager. The Company has entered into a purchase and sale agreement with the Manager for the purchase of the Series Alpha Black Lotus for $79,000 (the “Asset Cost”). The original basis of the Series Alpha Black Lotus is $51,000 plus the Manager incurred additional holding costs. For this asset only, the Manager is not seeking reimbursement of costs. The Company has entered into an amended purchase and sale agreement (“PSA”) with the Manager for the purchase of the Series Alpha Black Lotus for $90,000. The Company is committed to raising a minimum of $56,250 which is enough to substantially perform on the purchase and sale agreement and have enough in reserves for the ongoing expected costs related to the Series Alpha Black Lotus’ storage, insurance, and other costs. As funds are raised after the minimum, the Manager will be divested of its interest until the maximum of $90,000 is raised. The seller may immediately, or at any time during the offer, elect to acquire a maximum of 10% of the Interests in connection with this Offering without exchanging cash per the Manager’s right to retain 10% of the Asset. The Manager, separate from its original ownership and purchase of the Series Alpha Black Lotus, may maintain 2% to 10% of the Series as described herein. “Asset Seller(s)” means an individual(s), dealer or auction company, which owns an Underlying Asset prior to i) a purchase of an Underlying Asset by the Company in advance of a potential offering or ii) the closing of an offering from which proceeds are used to acquire the Underlying Asset. In the case of the Series Alpha Black Lotus, the Asset Seller is not an affiliate of the Company, the Manager or any of their respective officers or directors.

The Manager will accept a down payment of $45,250, and will begin to divest from the asset. In other words, the Manager will continue to own, in joint tenancy with the Series, the asset until such time that a.) the full $90,000 is raised from purchasers in the Offering or through a contribution of the Manager’s interest in the asset in exchange for Interests of equivalent value, at which time title will completely be relinquished to the Series or b.) the Offering is closed at which time the title still will be relinquished to Series, but the Manager will receive any unsold Interests. It is expected that the Series and Manager will have multiple closings to effect the change in title.

The Manager has incurred certain expenses to date which are covered as part of the purchase and sale agreement, however, is not seeking reimbursement of those costs. The Company expects to incur additional expenses related to the Series Alpha Black Lotus and has accounted for such costs based on a minimum raise of $56,250. It is expected that the Manager, or the Company, on behalf of the series, will not obtain most of the services (such as insurance) listed above until the Minimum Offering amount is raised and the Series can substantially perform on the purchase and sale agreement. It may be that any costs above will be deferred until such time that the Company has enough series with assets to justify the costs of such expenses and where the Company can take advantage of economies of scale. For example, the owner of the asset is currently incurring a nominal amount for storage in a bank safety deposit box of the Alpha Black Lotus, but expects to move the asset to a different location which will be the responsibility of the Series, in part, once the Manager can realize economies of scale for both storage and insurance. The Company has also budgeted for miscellaneous costs not foreseen.

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

SEC Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operations, page 25

2. We note you revised page 5 to indicate that you can pay any remaining purchase price for the Series Alpha Black Lotus with unsold interests from this offering; however, this revision is not fully responsive to comment 6. Therefore, we reissue the comment in part. We note your statement on page 25 that you believe you will have sufficient capital for the next 12 months for each individual series. We further note that you are obligated to pay certain costs during the 12 months following the closing of this offering. For example, you state at the bottom of page 24 that each series will be responsible for its own Operating Expenses, such as storage, insurance, or maintenance beginning on the closing date of the offering for such series. Please revise your Plan of Operations to clearly disclose management’s plan for obtaining the funds necessary to pay these and any other known costs that you will incur in the 12 months following the closing date of this offering, and also disclose the consequences if you are unable to pay such costs. Given that your Use of Proceeds disclosures indicate that your proceeds will be fully used to pay for the asset and to reimburse your manager for various costs, and that you state on page 24 that you do not expect to generate any revenue until 2020, your current disclosures do not adequately convey management’s plan to obtain the funds necessary to pay these operating costs. If you do not intend to incur any operating expenses such as storage and insurance during the 12 months following the closing date of this offering, you should revise disclosures throughout your filing to transparently convey this to your investors.

SEC Comment:

We have added the following information to the disclosure:

If the Company, through, multiple Series, is able to purchase additional assets, then it is expected that for the next 12 months and beyond, such Series, collectively, will be able to manage the costs associated with maintaining the individual Series and their individual assets. We believe the Series will incur costs related to the storage and insurance of the assets. We believe, collectively, we will have sufficient cash through offerings to cover such costs until such time as individual assets are able to generate revenue. To this end, if the individual Series are unable to pay such costs, the Series and their assets may be exposed to liabilities such as not being insured and not being in a secured location. Through the Manager, the principals of the Manager are committed to providing capital to the individual Series in the event such a shortfall were to occur and to covering the costs of insurance and otherwise as may be necessary to secure and protect the assets of such Series. This commitment is not in writing.

To clarify, we intend on incurring operating expenses for the next 12 months. As noted in the Use of Proceeds section, the Alpha Black Lotus is currently in a safe deposit box in a bank in Oregon. This safe deposit box expense is nominal. It is expected, with the acquisition of additional assets by individual series, the series collectively will purchase additional storage space and insurance.

3. Your response to comment 7 indicates that you no longer believe you will be highly dependent on the capitalization of the Manager. Please revise the disclosures in your Plan of Operations to be consistent with your response.

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

Company Response:

Upon further evaluation, we do not believe this statement to be true as the underlying asset owned by the Series will not lose value because of the lack of the capitalization by the Manager. The value of the Series is in the asset it holds. Therefore this paragraph has been removed.

SEC Comment:

Plan of Distribution and Subscription Procedure

Plan of Distribution, page 25

4. We note your response to comment 8 that “the officers or your Manager will sell the Interests” and that “the Manager, through its individual officers, as a representative of the Company and the series,” will manage the Mythic Markets Platform. Please tell us how your response that the Manager will sell securities in this offering is consistent with your response to comment 15 in our letter dated May 7, 2019 that you are relying on Rule 3a4- 1 in connection with this offering. In this regard, please note that Rule 3a4-1 is available to natural persons. If only individual officers, “as representatives of the Company and the series” will be selling the Interests, as your response regarding the management of the Mythic Markets Platform appears to suggest, please revise the disclosure accordingly.

Company Response:

The Company understands the availability of the exemption and intend on complying with the exemption, fully.

To this end, we have attempted to make clear that individuals will be selling the Interests and have amended this section as follows below. Our only intention of making note of the Mythic Markets Platform was to offer clarity to the investors on how the procedure of investing is expected to work.

We have amended the disclosure as follows:

We intend to distribute the Interests exclusively through the Mythic Markets Platform. Mythic Markets Platform is operated by our individual officers, specifically our de facto officer Joseph Mahavuthivanij. None of our officers involved in the platform and involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

The Mythic Markets Platform refers to both the investment platform and potential future trading platform. The investment platform has been fully developed and will launch in conjunction with the Alpha Black Lotus offering. To participate, investors must complete an application on the Mythic Markets Platform to subscribe.

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

This Offering of Series MTG- ABL90 Interests is being conducted under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in this Offering, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, this Offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange.

The Interests discussed herein will be offered by the Company for each individual Series. The Company is managed by our Manager. We expect that the officers or our Manager will sell the Interests and will not receive any compensation for the sale of Interests in individual Series. It is expected that the Manager, through its individual officers, as a representative of the Company and the Series, will promote the Mythic Markets Platform (website), the individual assets of the Series, and will generally represent the Company. We are relying on Rule 3a4-1 of the Securities Exchange Act of 1934, Associated Persons of an Issuer Deemed not to be Brokers. The applicable portions of the rule state that associated persons (including companies) of an issuer shall not be deemed brokers if they (a) perform substantial duties at the end of the offering for the issuer; (b) are not broker dealers; and (c) do not participate in selling securities more than once every 12 months, except for any of the following activities: (i) preparing written communication, but no oral solicitation; or (ii) responding to inquiries provided that the content is contained in the applicable registration statement; or (iii) performing clerical work in effecting any transaction. The officers that will be selling the securities via the platform do not conduct any activities that fall outside of Rule 3a4-1 and are therefore not brokers nor are they dealers. All subscription funds which are accepted will be deposited directly into the Company’s account. This account is not held by an escrow agent. Subscription funds placed in the segregated Company account may only be released if the Minimum Offering Amount is raised within the Offering Period.

SEC Comment:

Financial Statements for the Period Ended January 31, 2019 General, page 57

5. Please confirm our assumption that you will account for your acquisition of the Series Alpha Black Lotus from your Manager as an asset sale between entities under common control. In this regard, we understand your Manager is your managing member, and as such, will control you. If you believe that this transaction should not be accounted for as an asset sale between entities under common control, please tell us how you will account for this transaction and the basis in GAAP for such accounting.

Company Response:

We confirm that your assumption is correct. We will account for the acquisition of the Series Alpha Black Lotus from the Manager as an asset sale between entities under common control.

Securities Exchange Commission

Mythic Markets, LLC

July 17, 2019

Additional Company Response:

Please note that we have reduced the sales price of the Alpha Black Lotus to the Series from the Manager. Although we do believe our original pricing at $62.50 was in line with recent sales and market value, recent sales have suggested that a lower market value is preferable for this offering. Further, we want the investors that choose to purchase Interests in this offering to receive Interests at a value that may be less than market value.

Thank you for your attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client